Exhibit 99(d)(5)

CONTINGENT VALUE RIGHTS AGREEMENT

This CONTINGENT VALUE RIGHTS AGREEMENT, dated as of May 11, 2026 (this “Agreement”), is entered into by and among Aurinia Pharmaceuticals Inc., a company incorporated under the laws of the Province of Alberta (“Ultimate Parent”), Aurinia Pharma U.S., Inc., a Delaware corporation and wholly owned subsidiary of Ultimate Parent (“Parent”), Aurinia Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub” and together with Parent, the “Buyer Entities”), Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company, as Rights Agent (as defined herein), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the initial representative, agent and attorney in fact of the Holders (the “Representative”).

RECITALS

WHEREAS, Parent, Merger Sub and Kezar Life Sciences, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of March 30, 2026 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, the Buyer Entities shall deliver to holders of outstanding Company Common Stock (and holders of In-the-Money Options (as defined in the Merger Agreement)) certain CVRs (as defined herein) of the Company (collectively, the “Initial Holders”), pursuant to the terms and subject to the conditions hereinafter described;

WHEREAS, the Buyer Entities desire that the Rights Agent act as its agent for the purposes of effecting the distribution of the CVRs to the Initial Holders and performing the other services described in this Agreement; and

WHEREAS, the Initial Holders desire that the Representative act as their agent for the purposes of accomplishing the intent and implementing the provisions of this Agreement and facilitating the consummation of the transactions contemplated hereby and performing the other services described in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, the parties agree, for the equal and proportionate benefit of all Holders (as defined herein), as follows:

ARTICLE I
DEFINITIONS: CERTAIN RULES OF CONSTRUCTION

Section 1.1          Definitions. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. References to the Company and Merger Sub herein apply to the surviving corporation of the Merger with the Company from and after the Effective Time. As used in this Agreement, the following terms will have the following meanings:

“Acting Holders” means, at the time of determination, Holders of not less than thirty percent (30%) of outstanding CVRs as set forth in the CVR Register.

“Advisory Group” has the meaning set forth in Section 4.6(f).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Assignee” has the meaning set forth in Section 6.3.

“Business Day” means a day, other than a Saturday, Sunday or public holiday (including Nasdaq or New York Stock Exchange holidays), on which banks are not required or authorized by Law to close in New York, New York.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of any of the Buyer Entities on a consolidated basis (other than to any Subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving any of the Buyer Entities in which none of the Buyer Entities is the surviving entity, and (c) any other transaction involving any of the Buyer Entities in which such Buyer Entity is the surviving or continuing entity but in which the stockholders of the Buyer Entity immediately prior to such transaction own less than 50% of the Buyer Entity’s voting power immediately after the transaction, in the case of each of the foregoing clauses (a), (b) and (c), whether effected directly or indirectly, and whether effected in a single transaction or a series of related transactions.

“Closing” means the consummation of the Merger and the transactions contemplated thereby.

“Closing Date” means the date of the Closing.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Contract” means any written or oral agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“CVRs” means the contractual contingent value rights of Holders that are granted by the Buyer Entities to Initial Holders as additional consideration for the Offer and the Merger pursuant to the terms of the Offer and the Merger Agreement. Unless otherwise specified herein, for purposes of this Agreement all the CVRs shall be considered as part of and shall act as one class only. For the avoidance of doubt, the Buyer Entities shall grant CVRs only to the Initial Holders, and shall not grant CVRs to any other Persons at any other time during the pendency of this Agreement, pursuant and subject to the terms hereof.

“CVR Payment Amount” means, for a given Holder, an amount equal to the product of (a) the CVR Proceeds and (b) (i) the total number of CVRs entitled to receive such CVR Proceeds held by such Holder divided by (ii) the total number of CVRs entitled to receive such CVR Proceeds held by all Holders as each reflected on the CVR Register as of the close of business on the date prior to the date of payment (rounded down to the nearest whole cent).

“CVR Payment Date” means:

(a)       with respect to any Net Cash Excess, no later than the later of thirty (30) days following (i) the Final Net Cash Determination Date and (ii) the final determination of any Net Cash Excess in accordance with Section 2.5;

(b)         with respect to any Legacy Asset Transaction Proceeds, no later than thirty (30) days following the later of the (i) Final Net Cash Determination Date and (ii) receipt of the corresponding portion of Gross Proceeds by Parent or any of its Affiliates, pursuant to which Legacy Asset Transaction Proceeds are payable to Holders;

(c)         with respect to any Legacy Asset Milestone and Royalty Proceeds, no later than sixty (60) days following: (i) the achievement of the applicable Legacy Asset Milestone, or (ii) the calendar quarter end for which a Legacy Asset Royalty is applicable;

(d)        with respect to any Everest Collaboration Proceeds, no later than thirty (30) days following the later of the (i) Final Net Cash Determination Date and (ii) receipt of the corresponding portion of Gross Proceeds by Parent or any of its Affiliates, pursuant to which Everest Collaboration Proceeds are payable to Holders; and

(e)        with respect to any Enodia Proceeds, no later than thirty (30) days following the later of the (i) Final Net Cash Determination Date and (ii) receipt of the corresponding portion of Gross Proceeds by Parent or any of its Affiliates, pursuant to which Enodia Proceeds are payable to Holders.

“CVR Payment Notice” has the meaning set forth in Section 2.4(b).

“CVR Proceeds” means, without duplication, the amount equal to (i) Legacy Asset Transaction Proceeds, if any, plus (ii) Legacy Asset Milestone and Royalty Proceeds, if any, plus (iii) Everest Collaboration Proceeds, if any, plus (iv) Enodia Proceeds, if any, plus (v) Net Cash Excess, if any. In no event shall the Net Cash Excess be duplicated (i.e., added or subtracted, respectively from the CVR Proceeds on more than one occasion).

“CVR Register” has the meaning set forth in Section 2.3(b).

“Delaware Courts” has the meaning set forth in Section 6.5(b).

“DTC” means The Depository Trust Company or any successor thereto.

“Effective Time” means the date and time of the effectiveness of the Merger.

“Enodia Asset Purchase Agreement” means that certain Asset Purchase Agreement, dated as of March 6, 2026, by and between the Company and Enodia Therapeutics SAS, a French simplified joint stock company (société par actions simplifiée), as may be amended, supplemented, or otherwise modified from time to time.

“Enodia Proceeds” means one hundred percent (100%) of the Net Proceeds arising out of the Enodia Asset Purchase Agreement.

“Enodia CVR Period” means the period beginning on the Closing Date and ending on the Expiration Date.

“Equity Award CVR” means a CVR received by a Holder in respect of In-the-Money Options.

“Everest Collaboration” means that certain Collaboration and License Agreement, dated September 20, 2023, by and between the Company and Everest Medicines II (HK) Limited, as amended.

“Everest Collaboration CVR Period” means the period beginning on the Closing Date and ending on the Expiration Date.

“Everest Collaboration Proceeds” means 90% of the Net Proceeds arising out of the Everest Collaboration.

“Expiration Date” means the tenth (10th) anniversary of the Closing.

“Final Net Cash” means the amount of Closing Net Cash, recalculated by Parent pursuant to the procedures set forth in Section 2.5 herein not later than the date that is one hundred twenty (120) days following the Closing Date (such date, the “Final Net Cash Determination Date”).

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority, including any arbitrator or arbitral body, mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Gross Proceeds” means, without duplication, the sum of all cash consideration and the value of any and all consideration of any kind that is paid to, or otherwise received by, Parent or any of its Affiliates, including the Company (after the Closing) (i) during the Everest Collaboration CVR Period in respect of the Everest Collaboration, (ii) during the Legacy Asset CVR Period in respect of a Legacy Asset Transaction Agreement, and (iii) during the Enodia CVR Period in respect of the Enodia Asset Purchase Agreement. The value of any securities (whether debt or equity) or other non-cash property constituting Gross Proceeds shall be determined as follows: (A) the value of securities for which there is an established public market shall be equal to the volume weighted average of their closing market prices for the five (5) trading days ending the day prior to the date of payment to, or receipt by, Parent or its relevant Affiliate, and (B) the value of securities that have no established public market and the value of consideration that consists of other non-cash property, shall be the fair market value thereof as of the date of payment to, or receipt by, Parent or its relevant Affiliate; provided, that Parent may elect, upon prompt notice to the Representative after receipt of consideration, to have any securities or other non-cash property specified in the foregoing clause (B) be deemed as Gross Proceeds only upon the earlier of (1) the receipt by Parent or any of its Affiliates of cash in respect of the sale or other liquidation of such securities or other non-cash property, or (2) the second (2nd) anniversary of receipt of such securities or other non-cash property; provided further, that if such securities or other non-cash property are received prior to the Expiration Date, they shall in all events be deemed Gross Proceeds no later than the Expiration Date.

“Holder” means, at the relevant time, a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“IP Maintenance Reserve” means, with respect to any CVR Payment Date during the period between the Closing Date and second (2nd) anniversary of the date of this Agreement (the “Maintenance Reserve Period”), an amount of the forecasted, good‑faith budget for costs and expenses related to the prosecution, maintenance and enforcement of Legacy Assets that are expected to be incurred in the next four (4) fiscal quarters immediately following such CVR Payment Date.

“Law” means any foreign or U.S. federal, state or local law (including common law), treaty, statute, code, order, ordinance, approval, authorization, certificate, registration, exemption, consent, license, order, permit and other similar authorizations, rule, regulation, or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Legacy Assets” means all of the Company’s and the Company’s Affiliates’ right, title and interest in and to all Company Intellectual Property Rights and other assets and rights to the extent relating to zetomipzomib.

“Legacy Asset CVR Period” means the period beginning on the Closing Date and ending on the Expiration Date.

“Legacy Asset Milestone and Royalty Proceeds” shall mean the Legacy Asset Milestones and Legacy Asset Royalty.

“Legacy Asset Net Sales” means, with respect to the Legacy Assets, the gross invoiced sales amounts for such Legacy Asset sold by or on behalf of Parent, its Affiliates or (sub)licensees in arm’s length transactions to third parties (but not including sales relating to transactions by and between Parent, its Affiliates or (sub)licensees unless the Affiliate or sublicensee is the last entity in the distribution chain of such Product) less deductions from such gross amounts which are actually incurred or paid, to the extent that such amounts are deducted from gross invoiced sales amounts as reported by Parent, its Affiliates or (sub)licensees, as applicable, in such entity’s financial statements prepared in accordance with, and permitted to be deducted under, generally accepted accounting principles in the U.S. (or international financial reporting standards, if applicable) applied on a consistent basis.

“Legacy Asset Transaction” means a product-level financing arrangement for, or the sale, transfer, license or other disposition by Parent or any of its Affiliates, including the Company (after the Closing), of all or any part of any Legacy Assets, in each case occurring during the Legacy Asset Transaction Period.

“Legacy Asset Transaction Agreement” means a definitive agreement, contract or other definitive arrangement entered into by Parent or any of its Affiliates, including the Company (after the Closing), and any Person who is not an Affiliate of Parent providing for a Legacy Asset Transaction.

“Legacy Asset Transaction Period” means the period commencing on the Closing and ending on the second (2nd) anniversary of the Closing.

“Legacy Asset Transaction Proceeds” means 90% of the Net Proceeds in the case of a Legacy Asset Transaction entered into during the Legacy Asset Transaction Period.

 “Net Cash Excess” means, if Final Net Cash is greater than the Signing Net Cash, then the amount equal to (a) Final Net Cash, minus (b) the Signing Net Cash.

“Net Proceeds” means, for purposes of each of the Legacy Asset Transaction Proceeds, Everest Collaboration Proceeds or Enodia Proceeds, as applicable, the Gross Proceeds minus Permitted Deductions, as calculated in a manner consistent with generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board. For clarity, (i) if Permitted Deductions exceed the Gross Proceeds as it relates to any payment event, as applicable, any excess Permitted Deductions shall be applied against Gross Proceeds in a subsequent payment event, as applicable (and, for the avoidance of doubt, Permitted Deductions attributable to one source of Gross Proceeds may be deducted from Gross Proceeds attributable to a different source); (ii) if any of the Gross Proceeds or Permitted Deductions are not in U.S. dollars, currency conversion to U.S. dollars shall be made by using the exchange rate prevailing at JPMorgan Chase Bank, N.A. or its successor entity on the due date of receipt of such Gross Proceeds or due date of payment of relevant Permitted Deductions, as applicable; and (iii) Net Proceeds shall not include any royalties or other amounts payable by Parent or any of its Affiliates (including the Company (after the Closing)) to any third party in connection with the Legacy Asset Transaction Proceeds, Everest Collaboration Proceeds or Enodia Proceeds, as applicable.

“Officer’s Certificate” means a certificate signed by an authorized officer of the applicable Buyer Entity, in his or her capacity as such an officer, and delivered to the Rights Agent and/or the Representative, as applicable.

“Permitted CVR Transfer” means: a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries of the Holder upon the death of the Holder; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by DTC; or (f) as provided in Section 2.8.

“Permitted Deductions” means the sum of, without duplication, the following costs or expenses that are, in the aggregate:

(a)        any applicable Taxes (including any applicable value added, sales or foreign taxes and any related interest, penalties, additions to tax or similar charges) imposed on Gross Proceeds (and which are either imposed on Parent or its Affiliates or otherwise reduce the amount of Gross Proceeds received by Parent or its Affiliates) and, without duplication, any income or other similar Taxes payable by Parent or any of its Affiliates that would not have been incurred by Parent or its Affiliates but for the Gross Proceeds having been received or accrued by the Company or its Subsidiaries and any Taxes imposed on Parent or any of its Affiliates arising from the distribution of cash or any other property to Parent to perform its obligations pursuant to this Agreement and to consummate the transactions contemplated by this Agreement; provided, that for purposes of calculating income Taxes payable by Parent or its Affiliates in respect of the Gross Proceeds, such income Taxes shall be calculated after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) actually available to the Company or its Subsidiaries (owned prior to the Closing) as of the Closing Date to the extent “more likely than not” permitted by applicable Law to offset such Gross Proceeds, as reasonably determined by a nationally recognized tax advisor;

(b)         any reasonable and documented out-of-pocket costs and expenses (excluding, for the avoidance of doubt, any Taxes) incurred by Parent or any of its Affiliates after the Closing in connection with the applicable Legacy Asset(s), including research and development costs, technology transfer costs, contractual expenses or any reasonable and documented out-of-pocket costs in respect of head licenses for sublicensed technology and the development or prosecution, maintenance or enforcement by Parent or any of its Subsidiaries of intellectual property rights, but excluding any costs related to a breach of this Agreement, including costs incurred in litigation in respect of the same;

(c)        (i) any reasonable and documented out-of-pocket costs and expenses (excluding, for the avoidance of doubt, any Taxes) incurred by Parent or any of its Affiliates in connection with any Legacy Asset Transaction and business development related efforts with respect to the relevant Legacy Asset(s) during the Legacy Asset Transaction Period or in connection with the Everest Collaboration, and (ii) prosecution, maintenance and enforcement costs related to the CVRs or the Legacy Assets (including fees and expenses related to the Rights Agent); provided that in no event shall any expense required to be borne by Parent or any of its Affiliates under the Merger Agreement constitute a Permitted Deduction;

(d)        any reasonable and documented out-of-pocket costs (excluding, for the avoidance of doubt, any Taxes) incurred or accrued by Parent or any of its Affiliates after the Closing in connection with Parent’s commercially reasonable efforts to negotiate or enter into any Legacy Asset Transaction Agreement or consummate a Legacy Asset Transaction, including, without duplication, any Rights Agent fee, any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee, service fee or other fee, commission or expense owed to any broker, finder, investment bank, auditor, accountant, counsel, advisor or other third party in relation thereto (but excluding, in the case of any of the foregoing clauses (a) through (c), any costs, liabilities or expenses previously deducted from Gross Proceeds and, for clarity, excluding any costs, liabilities or expenses incurred or accrued and reflected in the Closing Cash Schedule, as finally determined in accordance with the Merger Agreement as of the Cash Determination Time); and

(e)        any liabilities existing or incurred prior to the Expiration Date that would have been required to be included in the calculation of Closing Net Cash in accordance with the Merger Agreement to the extent not taken into account in the calculation of Closing Net Cash, including (i) any reasonable and documented costs and expenses incurred by Parent or any of its Affiliates after the Effective Time that relate to agreements or licenses that the Company entered into prior to the Effective Time and which costs and expenses were not taken into account in the calculation of Closing Net Cash and (ii) any costs and expenses incurred by Parent or any of its Affiliates after the Effective Time for services engaged by the Company prior to the Effective Time and for which applicable “auto-renewal” or similar payment obligations are not terminated at or prior to the Effective Time (except to the extent such “auto-renewal” or similar payment obligations are taken into account in the calculation of Closing Net Cash).

“Person” means any individual, firm, corporation, limited liability company, partnership, trust or other entity, and shall include any successor (by merger or otherwise) thereof or thereto.

“Representative Engagement Agreement” has the meaning set forth in Section 4.6(i).

“Representative Expenses” has the meaning set forth in Section 4.6(i).

“Representative Expense Amount” has the meaning set forth in Section 4.6(h).

“Representative Expense Fund” has the meaning set forth in Section 4.6(h).

“Representative Group” has the meaning set forth in Section 4.6(i).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

Section 1.2          Rules of Construction.

(a)          As used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders.

(b)         This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption of burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of this Agreement.

(c)       As used in this Agreement, the words “include,” “includes,” or “including” will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” will not be exclusive.

(d)        When reference is made in this Agreement to an Article or Section, such reference will refer to Articles and Sections of this Agreement, as the case may be, unless otherwise indicated.

(e)         The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)          All references to $ are to United States dollars.

ARTICLE II
CONTINGENT VALUE RIGHTS

Section 2.1         CVRs; Authority; Appointment of Rights Agent. The CVRs represent the contractual rights of Holders to receive contingent cash payment of the aggregate CVR Proceeds from the Buyer Entities pursuant to this Agreement. Each of the Buyer Entities has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Buyer Entities and no other corporate proceedings on the part of the Buyer Entities are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer Entities and, assuming the due authorization, execution and delivery by the Rights Agent and the Representative, constitutes a legal, valid and binding obligation of the Buyer Entities, enforceable against the Buyer Entities in accordance with its terms. Neither the execution and delivery of this Agreement nor the performance by the Buyer Entities of its respective obligations hereunder or the consummation of the transactions contemplated hereby will (i) conflict with, or result in any violation of any provision of the certificate of incorporation, bylaws and other similar organizational documents of the Buyer Entities, or (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under, any loan or credit agreement, note, mortgage, indenture, lease, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Buyer Entities or its respective properties or assets which violation, in the case of clause (ii), individually or in the aggregate, would reasonably be expected to be material to the Buyer Entities. No consent, approval, order or authorization of, or registration, declaration, notice or filing with, any Governmental Body is required by or with respect to the Buyer Entities in connection with the execution and delivery of this Agreement by the Buyer Entities or the consummation by the Buyer Entities of the transactions contemplated hereby. The Buyer Entities hereby appoint Broadridge Corporate Issuer Solutions, LLC as the Rights Agent to act as rights agent for the Buyer Entities in accordance with the instructions hereinafter set forth in this Agreement, and Broadridge Corporate Issuer Solutions, LLC hereby accepts such appointment.

Section 2.2          Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted CVR Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect.

Section 2.3          No Certificate; Registration; Registration of Transfer; Change of Address.

(a)        The CVRs will be issued and distributed by the Buyer Entities to each Holder in book-entry form only and will not be evidenced by a certificate or other instrument.

(b)         The Rights Agent will keep a register (the “CVR Register”) for the purpose of (i) identifying the Holders of CVRs and (ii) registering CVRs and Permitted CVR Transfers thereof. The CVR Register will initially show one position for Cede & Co. representing all the Company Common Stock held by DTC on behalf of the street holders of the Company Common Stock held by such Holders as well as positions for Holders whose CVRs are held in their own name as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with Section 2.2. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of Company Common Stock by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. Upon a written request of a Holder or the Representative to the Buyer Entities, the Buyer Entities will cause the Rights Agent to make available to such Holder or the Representative, as applicable, a list of the other Holders, the number of CVRs held by each Holder, the contact information, including email address, maintained by the Rights Agent with respect to each Holder and such other information relating to this Agreement as may be reasonably requested by the Representative and is information that is typically stored by a rights agent in accordance with general industry practices for similar types of engagements.

(c)         Subject to the restrictions on transferability set forth in Section 2.2 and subject to the Rights Agent’s bona fide procedures to validate the identity of a Holder, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer, in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative duly authorized in writing, or the Holder’s survivor (with written documentation evidencing such Person’s status as the Holder’s survivor), and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice and proper validation of the identity of such Holder, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Any registration, transfer or assignment of the CVRs shall be without charge to the Holder (other than payment of a sum to the extent necessary to pay to the applicable Governmental Body any transfer, stamp, documentary, registration, or other similar Tax or governmental charge that is imposed in connection with any such registration of transfer). The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of such applicable Taxes or charges unless and until the Rights Agent is reasonably satisfied that all such Taxes or charges have been paid or that such Taxes or charges are not applicable. All duly transferred CVRs registered in the CVR Register will be the valid obligations of the Buyer Entities and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.

(d)        A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice and proper validation of the identity of such Holder, the Rights Agent will promptly record the change of address in the CVR Register.

Section 2.4          Payment Procedures; Notices.

(a)         If a Legacy Asset Transaction Agreement is entered into prior to the end of the Legacy Asset Transaction Period, then the Buyer Entities shall promptly deliver to the Rights Agent (with a copy to the Representative) written notice indicating that a Legacy Asset Transaction Agreement has been entered into and a copy of the Legacy Asset Transaction Agreement and any ancillary agreements thereto.

(b)         On or prior to each CVR Payment Date and subject to Section 4.2(b), the Buyer Entities shall deliver to the Rights Agent (with a copy to the Representative) (i) written notice indicating that (A) the Holders are entitled to receive one or more payments with respect to CVR Proceeds; (B) the source and trigger event for such payment of CVR Proceeds; and (C) if applicable, a detailed calculation of (x) Legacy Asset Milestone and Royalty Proceeds (including any calculations and/or supporting documentation to permit confirmation of the accuracy of any Legacy Asset Net Sales and Legacy Asset Royalty) and (y) Gross Proceeds (including any calculations and/or supporting documentation applicable to any allocation determination for consideration related or not related to a Legacy Asset), Net Proceeds and any Permitted Deductions used to calculate such Legacy Asset Transaction Proceeds, Everest Collaboration Proceeds or Enodia Proceeds with reasonable supporting detail for such Permitted Deductions (such notice, a “CVR Payment Notice”), (ii) a letter of instruction setting forth, for each CVR, the CVR Payment Amount with respect thereto (including each component included in the calculation thereof) and (iii) any other letter of instruction reasonably required by the Rights Agent. On or prior to any CVR Payment Date and subject to Section 4.2(b), the Buyer Entities shall deliver to the Rights Agent the CVR Payment Amounts required by Section 4.2(b). All amounts delivered by the Buyer Entities hereunder shall be delivered in U.S. dollars. For the avoidance of doubt, the Buyer Entities shall have no further liability in respect of the relevant CVR Payment Amount upon delivery of such CVR Payment Amount in accordance with this Section 2.4(b) and the satisfaction of each of the Buyer Entities’ obligations set forth in this Section 2.4(b) and Section 2.6. With respect to cash deposited by the Buyer Entities with the bank or financial institution designated by the Rights Agent (which shall be Wells Fargo, U.S. Bank or another bank or financial institution of substantially equivalent national reputation and financial standing), the Rights Agent agrees to cause such bank or financial institution to establish and maintain a separate demand deposit account therefor in the name of the Rights Agent for the benefit of the Buyer Entities. The Rights Agent will only draw upon cash in such account(s) as required from time to time in order to make payments as required under this Agreement and any applicable Tax withholding payments pursuant to Section 2.6(b) herein. The Rights Agent shall have no responsibility or liability for any diminution of funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party, in the absence of fraud, bad faith or willful misconduct by or on behalf of the Rights Agent. The Rights Agent may from time to time receive interest in connection with such deposits. The Rights Agent shall not be obligated to pay such interest to the Buyer Entities, the Representative, any Holder or any other party. The Rights Agent is acting as an agent hereunder and is not a debtor of the Buyer Entities in respect of cash deposited hereunder. For the avoidance of doubt, the Buyer Entities and Representative acknowledge that (i) the Rights Agent is not a bank or a trust company, (ii) the Rights Agent is not acting in any sort of capacity as an “escrow” or similar agent hereunder, and (iii) nothing in this Agreement shall be construed as requiring the Rights Agent to perform any services that would require registration with any governmental authority as a bank or a trust company.

(c)         The Rights Agent will promptly, and in any event within ten (10) Business Days after receipt of the CVR Payment Notice as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of the CVR Payment Notice (at the Buyer Entities’ sole cost and expense) and, following the applicable CVR Payment Date, promptly (and in any event within ten (10) Business Days following such CVR Payment Notice) pay the CVR Payment Amount to each of the Holders by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the CVR Payment Date; provided, that with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the CVR Payment Notice, by wire transfer of immediately available funds to the account specified on such instruction.

(d)         Any portion of the CVR Payment Amount that remains undistributed to a Holder six (6) months after the date of the delivery of the applicable CVR Payment Date will be delivered by the Rights Agent to the Buyer Entities, upon demand, and any Holder will thereafter look only to the Buyer Entities for payment of the CVR Payment Amount, without interest, but such Holder will have no greater rights against the Buyer Entities than those accorded to general unsecured creditors of the Buyer Entities under applicable Law.

(e)         None of the Buyer Entities, any of its Affiliates, or the Rights Agent will be liable to any Person in respect of the CVR Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If, despite the Buyer Entities’, any of its Affiliates’ or the Rights Agent’s commercially reasonable efforts to deliver the CVR Payment Amount to the applicable Holder, the CVR Payment Amount has not been paid prior to two (2) years after the applicable CVR Payment Date (or immediately prior to such earlier date on which the CVR Payment Amount would otherwise escheat to any Governmental Body), the CVR Payment Amount will become the property of the Buyer Entities, to the extent permitted by applicable Law, free and clear of all claims or interest of any Person previously entitled thereto. If the CVR Payment Amount does not become the property of the Buyer Entities as per applicable Law upon transfer by the Rights Agent, such Holder will thereafter look only to the Buyer Entities for payment of the CVR Payment Amount, without interest, and the Buyer Entities will be responsible for escheatment to the applicable Governmental Body. The Rights Agent will not be responsible for escheatment of abandoned property except in the case that the Buyer Entities are unable to provide the Rights Agent with the applicable wire instructions to transfer such property to the Buyer Entities before the CVR Payment would escheat to the Governmental Body. In such case, the Rights Agent will be required to escheat the funds to the State immediately. In addition to and not in limitation of any other indemnity obligation herein, the Buyer Entities agree to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to the Buyer Entities.

Section 2.5           Calculation of Final Net Cash.

(a)         On or before the date that is ninety (90) days following the Closing Date, Parent shall deliver to the Representative a schedule (the “Final Net Cash Schedule”) setting forth, in reasonable detail, Parent’s good faith, estimated calculation of Final Net Cash, as well as any Net Cash Excess resulting therefrom, (the “Final Net Cash Calculation”), as of the close of business on the Final Net Cash Determination Date (the “Final Net Cash Determination Time”). Parent shall make available to the Representative and its representatives, as reasonably requested by the Representative, the work papers and back-up materials used or any other relevant information used in preparing the Final Net Cash Schedule, including close-out memos or other forms of written affirmation from vendors that either no more money is due or an amount of money is due that is reflected on the Final Net Cash Schedule. If reasonably requested by the Representative, reasonable access to Parent’s and the Surviving Corporation’s personnel involved in the preparation of the Final Net Cash Schedule, accountants and counsel at reasonable times and upon reasonable notice will be provided by Parent in order to permit the Representative to review the Final Net Cash Calculation. The Final Net Cash Calculation shall include Parent’s determination, as of the Final Net Cash Determination Time, of the Final Net Cash and each component thereof.

(b)         The Representative shall have the right to dispute any part of the Final Net Cash Calculation by delivering a Dispute Notice to that effect to Parent on or prior to 11:59 p.m., Eastern Time, on the thirtieth (30th) day following the Representative’s receipt of the Final Net Cash Schedule (the “Response Time”), which Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the proposed Final Net Cash Calculation and shall be accompanied by a reasonably detailed explanation for the basis for such revisions.

(c)       If, on or prior to the Response Time, the Representative notifies Parent in writing that it has no objections to the Final Net Cash Calculation or if the Representative fails to deliver a Dispute Notice prior to the Response Time, then the Final Net Cash Calculation as set forth in the Final Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and shall represent the Final Net Cash at the Final Net Cash Determination Time for purposes of this Agreement.

(d)         If the Representative delivers a Dispute Notice on or prior to the Response Time, then Parent and the Representative shall promptly (and in no event later than three (3) Business Days thereafter) meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Final Net Cash, which agreed upon Final Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and shall represent the Final Net Cash at the Final Net Cash Determination Time for purposes of this Agreement.

(e)         If Parent and the Representative are unable to negotiate an agreed-upon determination of Final Net Cash as of the Final Net Cash Determination Time pursuant to this Section 2.5 within three (3) Business Days after delivery of the Dispute Notice (or such other period as Parent and the Representative may mutually agree upon), then any remaining disagreements as to the calculation of Final Net Cash shall be referred to for resolution to the Accounting Firm. Parent and the Representative shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Final Net Cash Schedule and the Dispute Notice, and Parent and the Representative shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within three (3) Business Days of accepting its selection. Parent and the Representative shall be afforded the opportunity to present to the Accounting Firm any materials related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, that no such presentation or discussion shall occur without the presence of each of Parent and the Representative. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The Accounting Firm’s determination of Final Net Cash shall be within the range of values for Final Net Cash asserted by Parent and the Representative in the dispute. The determination of the amount of Final Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Representative, shall be final and binding on Parent and the Representative and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Final Net Cash at the Final Net Cash Determination Time for purposes of this Agreement. The fees and expenses of the Accounting Firm shall be allocated between Parent and the Representative (on behalf of the Holders) in the same proportion that the disputed amount of the Final Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Final Net Cash amount.

Section 2.6           Tax Matters.

(a)       Except to the extent any portion of the CVR Payment Amount is required to be treated as interest pursuant to applicable Law, the Buyer Entities and the Representative intend that, for all U.S. federal and applicable state and local income tax purposes, (i) the CVRs received in respect of Company Common Stock (which for the avoidance of doubt does not include the Equity Award CVRs) will be treated as additional consideration paid with respect to such Company Common Stock in connection with the Offer or the Merger, as the case may be, (ii) any CVR Payment Amount received in respect of such CVRs is treated as an amount realized on the disposition or partial disposition of the applicable CVRs, and (iii) any CVR Payment Amount paid in respect of any Equity Award CVR will be treated as compensation in the year in which the CVR Payment Amount is made (and not upon the receipt of such CVR). The Buyer Entities and their Affiliates (including the Company after the Closing) shall (and the Buyer Entities shall instruct the Rights Agent to) report to the extent required by applicable Law for all Tax purposes in a manner consistent with the foregoing (including as relates to any interest), and none of the parties will take any position to the contrary on any U.S. federal, state and local Tax Returns or for other U.S. federal and applicable state and local income tax purposes, unless otherwise required by changes in applicable Law or a “determination” within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law).

(b)         In addition to any Permitted Deductions, the Buyer Entities and their Affiliates (including the Company after the Closing) and the Rights Agent shall be entitled to, and the Buyer Entities will instruct the Rights Agent or its applicable Affiliate to, deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax Law. Prior to making (or causing to be made) any Tax deduction or withholding pursuant to this Section 2.6(b) (other than any deduction or withholding in respect of an Equity Award CVR), the Rights Agent will (and the Buyer Entities shall instruct the Rights Agent to) provide the opportunity for the Holders to provide properly completed and duly executed Internal Revenue Service Forms W-9 or applicable Form W-8, as applicable, or any other reasonably appropriate forms or information from Holders in order to eliminate or reduce withholding. The Rights Agent shall and the Buyer Entities shall (or shall cause their applicable Affiliate to), as applicable, promptly and timely remit, or cause to be promptly and timely remitted, any amounts withheld in respect of Taxes to the appropriate Governmental Body. To the extent any amounts are so deducted and withheld and properly remitted, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Promptly following such withholding, the Buyer Entities will (or will instruct their applicable Affiliate or the Rights Agent to) deliver to the Person to whom such amounts would otherwise have been paid reasonably acceptable evidence of such withholding.

Section 2.7           No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent or any of its Affiliates.

(a)          The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b)         The CVRs will not represent any equity or ownership interest in Parent, any constituent corporation party to the Merger or any of their respective Affiliates. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Parent.

(c)        Each Holder, by virtue of the approval of the Merger and this Agreement by the Initial Holders or the receipt of any consideration in connection with the Merger, and without any further action of any of the Holders or the Company, acknowledges and agrees to the appointment and authority of the Representative, to act as the exclusive representative, agent and true and lawful attorney-in-fact of such Holder and all Holders as set forth in this Agreement, which shall include the power and authority of the Representative, to (i) incur and pay expenses on behalf of the Holders as required hereunder, (ii) exercise the audit rights under Section 4.4, and (iii) take or refrain from taking the actions specified herein and any other actions relating to the subject matter of this Agreement reasonably deemed necessary or appropriate by the Representative. Notwithstanding the foregoing, the Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein and in the Representative Engagement Agreement, and for the avoidance of doubt, the Representative shall have no obligations under the Merger Agreement or any ancillary agreement, schedule or exhibit thereto other than this Agreement, or any other agreement, schedule or exhibit. The Representative shall act as a representative and agent only, and shall not owe any fiduciary duty to the Holders or any party/Person. All actions taken by the Representative under this Agreement or the Representative Engagement Agreement shall be binding upon each Holder and such Holder’s successors as if expressly confirmed and ratified in writing by such Holder, and all defenses which may be available to any Holder to contest, negate or disaffirm any such action of the Representative taken in good faith under this Agreement or the Representative Engagement Agreement are waived. Each Holder agrees that such Holder will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including the provisions relating to the authority of the Representative to act on behalf of such Holder and all Holders as set forth in this Agreement. The Representative shall be entitled to: (A) rely upon the CVR Register and associated list of Holders, (B) rely upon any signature reasonably believed by it to be genuine, and (C) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Holder or other party.

(d)          Parent, its board of directors and its officers and Affiliates will not be deemed to have any fiduciary or similar duties to any Holder by virtue of this Agreement.

(e)        It is hereby acknowledged and agreed that the CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Parent’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. The parties acknowledge that it is possible that no Legacy Asset Transaction will occur during the Legacy Asset Transaction Period and that there will not be any Gross Proceeds that may be the subject of a CVR Payment Amount; provided, that any Gross Proceeds (if any) attributable to a Legacy Asset Transaction Agreement entered into prior to the Legacy Asset Transaction Period shall be included in the calculation of the CVR Payment Amount and paid to the Holders in accordance with the terms of this Agreement, so long as such Gross Proceeds become payable to Parent or its Affiliates prior to the Expiration Date.

Section 2.8         Ability to Renounce or Abandon CVR. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted CVR Transfer may, at any time, at such Holder’s option, agree to renounce, in whole or in part, its rights under this Agreement and abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to the Buyer Entities without consideration therefor, effected by written notice to the Rights Agent, the Representative and the Buyer Entities, which renouncement and abandonment notice, if given, shall be irrevocable. Nothing in this Agreement shall prohibit the Buyer Entities or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by the Buyer Entities or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and ARTICLE VI and Section 6.3 hereunder.

ARTICLE III
THE RIGHTS AGENT

Section 3.1        Certain Duties and Responsibilities. The provisions of this ARTICLE III below shall survive the termination of this Agreement, the exercise or expiration of the CVRs, and the resignation, replacement or removal of the Rights Agent and the exercise, termination and expiration of the CVRs. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its bad faith, gross negligence, fraud or willful breach or willful or intentional misconduct (in each case as determined by a court of competent jurisdiction). IN NO EVENT WILL THE RIGHTS AGENT BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING LOST PROFITS, DAMAGE TO REPUTATION OR LOST SAVINGS), EVEN IF FORESEEABLE AND EVEN IF RIGHTS AGENT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

Section 3.2          Certain Rights of Rights Agent. The Rights Agent undertakes to perform only the duties and obligations as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition, the Buyer Entities and the Representative each agree that the Rights Agent shall have the following rights:

(a)         the Rights Agent may rely on and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, power of attorney, endorsement, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed, executed and, where necessary, verified or acknowledged or presented by the proper party or parties;

(b)        the Rights Agent may rely on and shall be held harmless by Parent in acting upon written (including electronically transmitted) instructions from the Buyer Entities, the Representative or any Holder with respect to any matter relating to its acting as Rights Agent;

(c)         whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may (i) rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and (ii) the Rights Agent shall, in the absence of bad faith, gross negligence, fraud, willful breach or willful or intentional misconduct on its part (in each case as determined by a court of competent jurisdiction), incur no liability and be held harmless by Parent for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate;

(d)         the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will, in the absence of bad faith, gross negligence, fraud, willful breach or willful or intentional misconduct (in each case as determined by a court of competent jurisdiction), provide full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon and that does not constitute bad faith, gross negligence, fraud, willful breach or willful or intentional misconduct;

(e)          the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(f)          the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the CVR Proceeds;

(g)         the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(h)        the Rights Agent will have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent), nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(i)         the Rights Agent shall not be required to perform any action if such action would cause the Rights Agent to violate any applicable law, regulation or court order;

(j)          the Rights Agent shall not be deemed to have any knowledge of any event of which it was to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith, unless and until it has received such notice in writing;

(k)         the Rights Agent shall not assume any obligations or relationship of agency or trust with the Representative or any Holder;

(l)         Parent agrees to indemnify the Rights Agent and its affiliates, and its and their respective employees, officers, directors, representatives and advisors for, and hold such Persons harmless against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement or enforcing its rights hereunder, unless such Loss has been determined by a court of competent jurisdiction to be a result of Rights Agent’s gross negligence, bad faith, fraud or willful misconduct; provided, that this Section 3.2(l) shall not apply with respect to income, receipt, franchise or similar Taxes;

(m)        Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses paid or incurred by the Rights Agent in connection with the administration by the Rights Agent of its duties hereunder, including all stamp and transfer Taxes (and excluding for the avoidance of doubt any income, receipt, franchise or similar Taxes) and governmental charges, except that Parent will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b), Section 2.4(b), Section 2.4(d) or Section 3.2(i), if Parent is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit; and

(n)         no provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

Section 3.3           Resignation and Removal; Appointment of Successor.

(a)         The Rights Agent may resign at any time by giving written notice thereof to Parent (with a copy to the Representative) specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. The Representative shall have the right to remove the Rights Agent at any time by specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by the Representative to Rights Agent (with a copy to Parent), which notice will be sent at least sixty (60) days prior to the date so specified.

(b)         If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent and the Representative, acting in concert, will, as soon as is reasonably possible, appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)         Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.

(d)         Notwithstanding anything else in this Section 3.3, unless consented to in writing by the Acting Holders, Parent shall not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of an international commercial bank.

Section 3.4          Transition Support. As long as all fees and charges that are due and payable to the Rights Agent for the Rights Agent’s services performed under this Agreement have been paid, the Rights Agent will cooperate with Parent, the Representative and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including transferring the CVR Register to the successor Rights Agent. The Rights Agent shall be entitled to reimbursement by Parent for costs and expenses related to such transition services.

Section 3.5          Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

ARTICLE IV
COVENANTS

Section 4.1           List of Holders; Books and Records.

(a)        Parent will furnish or cause to be furnished to the Rights Agent (with a copy to the Representative, if applicable) in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for Parent), the names, email addresses and addresses of the Holders of such securities within thirty (30) days of the Closing Date.

(b)         Parent shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder.

Section 4.2           Payment of CVR Payment Amounts. The Buyer Entities shall, promptly following receipt of a payment of CVR Proceeds or otherwise on or before an applicable CVR Payment Date, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4, the aggregate amount necessary to pay the CVR Payment Amount to each Holder; provided, that:

(a)         the Buyer Entities shall aggregate multiple payments of CVR Proceeds until the aggregate amount reaches $500,000 and that such exception does not apply to the final payment of CVR Proceeds which shall occur no later than thirty (30) days following the applicable CVR Payment Date; provided, that Parent shall provide the Representative with written notice within five (5) Business Days each time Gross Proceeds are received but held pending the aggregation threshold set forth in this clause (a); and

(b)         with respect to any CVR Proceeds received during the Maintenance Reserve Period, Parent may withhold an IP Maintenance Reserve from such CVR Proceeds; provided, that (i) Parent shall not be entitled to withhold any CVR Proceeds with respect to an IP Maintenance Reserve unless and until Parent has exhausted such amounts allocated for the prosecution, maintenance and enforcement of Legacy Assets in the Closing Cash Schedule; (ii) any such withholding of an IP Maintenance Reserve will not be duplicative with amounts accounted for in the Closing Cash Schedule; (iii) such reserve shall be used solely to pay for the prosecution, maintenance or enforcement of Legacy Assets during the subsequent period; (iv) the establishment, use and remaining balance of any IP Maintenance Reserve shall be detailed in the CVR Payment Notice with reasonable supporting documentation; and (v) any portion of an IP Maintenance Reserve that remains unused twelve (12) months after the related CVR Payment Date shall be promptly released and treated as CVR Proceeds and paid with the next CVR Payment Amount (or if there is no next CVR Payment Amount, promptly following the determination that there are no further CVR Payment Amounts under this Agreement).

Section 4.3          Discretion and Decision-Making Authority. Subject to Parent’s obligations as set forth herein (including Section 4.6(b)), (i) Parent and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, Parent and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Parent and its Affiliates and its and their stockholders, rather than the interest of the Holders, and (ii) starting on the day following the expiration of the Legacy Asset Transaction Period, the Company shall be permitted to take any action in respect of the Legacy Assets; provided, that:

(a)          Parent shall not terminate or abandon the required maintenance of Legacy Assets, including by failing to use commercially reasonable efforts to preserve and maintain the Legacy Assets, except, following the expiration of the Legacy Asset Transaction Period, to the extent that Parent reasonably determines in good faith that such Legacy Assets are no longer commercially viable; and

(b)        Parent shall, and shall cause its Affiliates, including the Company (after the Closing), to use commercially reasonable efforts to comply with all prosecution, maintenance and other obligations relating to the Intellectual Property Rights within the Legacy Assets required by any license or related term set forth in any Legacy Asset Transaction Agreement, to the extent such Intellectual Property Rights are contemplated by said Legacy Asset Transaction Agreement.

Section 4.4          Audit Right. Parent agrees to maintain, for at least twelve (12) months after the applicable CVR Payment Date, all books and records relevant to the calculation of a CVR Payment Amount and the amount of Gross Proceeds, Net Proceeds and Permitted Deductions. Subject to reasonable advance written notice from the Representative, as applicable, and prior execution and delivery by it and an independent accounting firm of national reputation chosen by the Representative (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, Parent shall permit the Representative and the Accountant, acting as agent of the Representative (on behalf of the Holders), to have access during normal business hours to the books and records of Parent as may be reasonably necessary to audit the calculation of such CVR Payment Amount, the calculation of the amount of Gross Proceeds, Net Proceeds, Permitted Deductions and IP Maintenance Reserve.

Section 4.5          Assignments. The Buyer Entities shall not, in whole or in part, assign any of their obligations under this Agreement other than in accordance with Section 6.3. The Representative shall act solely for the limited purposes expressly set forth in this Agreement and only during the period specified in its written designation. At any time, the Acting Holders may replace the Representative by designating a successor Representative in writing to the Buyer Entities, which designation shall specify the scope of the Representative’s authority and the time period for which such Representative shall serve. The Representative may resign at any time, and upon such resignation, the Acting Holders may appoint a successor Representative (reasonably acceptable to the Buyer Entities) and provide written notice thereof to the Buyer Entities. Any successor Representative shall execute a written joinder to this Agreement assuming the rights and obligations of the Representative hereunder.

Section 4.6          Additional Covenants.

(a)         If Parent files, or causes to be filed, an investigational new drug application or clinical trial protocol with the U.S. Food and Drug Administration (the “FDA”) for a clinical study of a product candidate derived from the Legacy Assets, and the applicable FDA review period expires or is terminated without the imposition of a clinical hold, in each case by the second (2nd) anniversary of the Closing (such event, “Initiation of a Clinical Study”), then, Parent shall notify the Representative thereof no later than thirty (30) days after the Initiation of a Clinical Study and from the Closing Date through the Expiration Date, CVR Holders will be entitled to receive, without duplication, cash payments upon the occurrence of each of the following events, in each case with respect to such product candidate or another product candidate derived from the Legacy Assets:

A.          “Legacy Asset Milestones” shall mean:

1.
$500,000 upon the first dosing of the first patient enrolled after the tenth (10th) patient in a Phase 2 or Phase 3 clinical trial of a product candidate derived from the Legacy Assets, where such patient is not required to undergo 24-hour in-unit monitoring;

2.	$5,000,000 upon submission of a new drug application (“NDA”) to the FDA;

3.	$12,500,000 upon NDA approval;

4.	$20,000,000 if Legacy Asset Net Sales are equal to or greater than $500,000,000 in any calendar year; and

5.	$50,000,000 if Legacy Asset Net Sales are equal to or greater than $1,000,000,000 in any calendar year.

B.          “Legacy Asset Royalty” shall mean royalty payments in the amount of 3% of the aggregate Legacy Asset Net Sales.

(b)        During the period commencing on the Closing and ending on the earlier of (i) the first (1st) anniversary of the Closing and (ii) Parent's decision to seek a Legacy Asset Transaction Agreement (the “Development Period”), Parent shall, and shall cause its Affiliates (including the Company) to, use commercially reasonable efforts to develop a product candidate derived from the Legacy Assets, including by using commercially reasonable efforts to effect the Initiation of a Clinical Study. If Parent has not effected the Initiation of a Clinical Study during the Development Period, then, during the period commencing at the end of the Development Period and ending on the second (2nd) anniversary of the Closing, Parent shall, and shall cause its Affiliates (including the Company) to, use commercially reasonable efforts to enter into one or more Legacy Asset Transaction Agreements; provided that this sentence shall not restrict Parent from effecting the Initiation of a Clinical Study at any time prior to the second (2nd) anniversary of the Closing.

(c)          During the period commencing on the Closing and ending on the second (2nd) anniversary of the Closing, Parent shall: (i) maintain the CVRs (including fees and expenses related to the Rights Agent and the Representative); (ii) continue any activity related to the manufacturing, management or disposition of the inventory related to raw materials, starting materials, intermediate materials, drug substance or drug product related to the Legacy Assets, including maintenance and/or closeout of stability studies and storage of the Legacy Assets; and (iii) continue the prosecution, maintenance and other obligations relating to the Intellectual Property Rights related to the Legacy Assets.

(d)         In the event that any of the Buyer Entities desires to consummate a Change of Control prior to the final CVR Payment Date, such Buyer Entity or its successor, as applicable depending upon the structure of the Change of Control, will cause the Person acquiring the Buyer Entity to assume the Buyer Entity’s or its successor’s (as applicable depending upon the structure of the Change of Control) obligations, duties and covenants under this Agreement. No later than five (5) Business Days after the consummation of any Change of Control, the Buyer Entity will deliver to the Rights Agent (with a copy to the Representative) an Officer’s Certificate, stating that such Change of Control complies with this Section 4.6(b) and that all conditions precedent herein relating to such transaction have been complied with.

(e)         Until such time as the Expiration Date occurs, (i) Parent shall, and shall cause its Subsidiaries to, maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Parent and its Subsidiaries regarding its and their activities (including its and their resources and efforts) with respect to entering into Legacy Asset Transaction Agreements and (ii) to the extent Parent or any Affiliate licenses, sells, assigns or otherwise transfers intellectual property and other rights (including, without limitation, all data, marketing authorizations and applications for marketing authorization), assets, rights, powers, privileges and Contracts (in each case to the extent comprising Legacy Assets), Parent will require the licensee, purchaser, assignee, or transferee, as applicable to provide the information necessary for Parent to comply with its obligations under this Agreement.

(f)       Upon the reasonable written request from the Representative, as applicable, and subject to the Representative executing a customary confidentiality agreement in the event the information provided would constitute material non-public information of Parent, Parent will provide during the Legacy Asset Transaction Period, the Representative with a written update in reasonable detail describing the progress, status and anticipated trajectory of (i) Parent’s efforts in respect of Legacy Asset Milestones, Legacy Asset Transactions, the Everest Collaboration and the Enodia Asset Purchase Agreement, and (ii) Parent’s estimated timing of receiving payments with respect of such Legacy Asset Milestones, Legacy Asset Transactions, the Everest Collaboration and the Enodia Asset Purchase Agreement, in each case up to one time a fiscal quarter of each calendar year.

(g)        Parent shall, and shall cause its Affiliates, including the Company (after the Closing), to, until such time as this Agreement is terminated pursuant to Section 6.8, (i) comply in all material respects with their respective covenants and obligations under each Legacy Asset Transaction Agreement, the Everest Collaboration and the Enodia Asset Purchase Agreement, and (ii) consider the interests of the Holders under this Agreement in good faith, and not take any action, or fail to take any action, the primary purpose of which is to circumvent the purpose of this Agreement and the intent of the parties, including by reducing the amount of Legacy Asset Transaction Proceeds, Everest Collaboration Proceeds or Enodia Proceeds.

(h)         Following receipt by the Buyer Entities or any of its Affiliates of Gross Proceeds in excess of $25,000, the Buyer Entities or the Company shall wire $25,000 of the Gross Proceeds to the Representative, and such amount shall be considered a Permitted Deduction (the “Representative Expense Amount”).

(i)        Certain Holders have entered into an engagement agreement (the “Representative Engagement Agreement”) with the Representative to provide direction to the Representative in connection with its services under this Agreement and the Representative Engagement Agreement (such Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Representative Group”), shall be liable to any Holder for any action or failure to act in connection with the acceptance or administration of the Representative’s responsibilities hereunder or under the Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence, fraud, or willful misconduct. The Holders shall indemnify, defend and hold harmless the Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines, or amounts paid in settlement (collectively, the “Representative Expenses”) incurred without gross negligence, fraud, or willful misconduct on the part of the Representative and arising out of or in connection with the acceptance or administration of its duties hereunder or its duties (or any duties of any member of the Advisory Group) under the Representative Engagement Agreement. Such Representative Expenses may be recovered first, from the Representative Expense Fund, second, from any distribution of CVR Payment Amounts otherwise distributable to the Holders at the time of distribution, and third, directly from the Holders. The immunities and rights to indemnification shall survive the Closing, the resignation or removal of the Representative or any member of the Advisory Group or any termination of this Agreement or the Representative Engagement Agreement. The Holders acknowledge that the Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its reasonable determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions. The powers, immunities and rights to indemnification granted to the Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Holder of the whole or any fraction of his, her or its interest in the CVR Proceeds or other interest herein. The Representative Expense Amount shall be held by the Representative in a segregated client account and shall be used (A) for the purposes of paying directly or reimbursing the Representative for any Representative Expenses incurred pursuant to this Agreement or the Representative Engagement Agreement, or (B) as otherwise determined by the Advisory Group (such fund, the “Representative Expense Fund”). The Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Expense Fund other than as a result of its gross negligence, fraud, or willful misconduct. The Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Expense Fund and has no tax reporting or income distribution obligations. The Holders will not receive any interest on the Representative Expense Fund and assign to the Representative any such interest. Subject to the prior written approval of the Advisory Group, the Representative may instruct the Rights Agent to contribute funds to the Representative Expense Fund from Gross Proceeds or other amounts otherwise distributable to any Holders, which such amount shall be considered a Permitted Deduction. As soon as reasonably determined by the Representative that the Representative Expense Fund is no longer required to be withheld, the Representative shall distribute the remaining Representative Expense Fund, if any, to the Rights Agent for further distribution to the Holders in such proportions as though the amount of the remaining Representative Expense Fund constituted CVR Proceeds hereunder.

ARTICLE V
AMENDMENTS

Section 5.1          Amendments without Consent of Holders.

(a)         Without the consent of any Holders, the Representative, the Buyer Entities and the Rights Agent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes; provided, that the Buyer Entities and the Rights Agent shall promptly notify the Representative and the Holders of any such amendment:

A.         to evidence the succession of another Person to the Buyer Entities and the assumption by any such successor of the covenants of the Buyer Entities herein as provided in Section 6.3;

B.         to add to the covenants of the Buyer Entities such further covenants, restrictions, conditions or provisions as the Representative, the Buyer Entities and the Rights Agent will consider, in good faith, to be for the protection of the Holders; provided, that, in each case, such provisions do not adversely affect the interests of the Holders in any material respect;

C.         to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

D.        as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and to ensure that the CVRs are not subject to any similar registration or prospectus requirement under applicable securities laws outside of the United States; provided, that, in each case, such provisions do not adversely affect the interests of the Holders;

E.           as may be necessary to ensure that the Company complies with applicable Law; or

F.           to evidence the succession of another Person as a successor Rights Agent or the Representative and the assumption by any such successor of the covenants and obligations of the Rights Agent or the Representative, as applicable, herein in accordance with Section 3.3 and Section 3.4.

(b)          Without the consent of any Holders, the Representative, the Buyer Entities and the Rights Agent, in their sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, to reduce the number of CVRs, in the event any Holder agrees to renounce and abandon such Holder’s rights under this Agreement in accordance with Section 2.8.

(c)         Promptly after the execution by the Representative, the Buyer Entities and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, the Buyer Entities shall mail (or cause the Rights Agent to mail at the Buyer Entities’ sole cost and expense) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2           Amendments with Consent of Holders.

(a)         Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, the Representative, the Buyer Entities and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interests of the Holders.

(b)         Promptly after the execution by the Buyer Entities, the Representative and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, the Buyer Entities will mail (or cause the Rights Agent to mail at the Buyer Entities’ sole cost and expense) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3          Execution of Amendments. In executing any amendment permitted by this ARTICLE V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by the Buyer Entities stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise.

Section 5.4        Effect of Amendments. Upon the execution of any amendment under this ARTICLE V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Notwithstanding anything in this Agreement to the contrary, the Rights Agent and the Representative shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Buyer Entities, the Rights Agent and the Representative.

ARTICLE VI
OTHER PROVISIONS OF GENERAL APPLICATION

Section 6.1          Notice. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given (i) when delivered in person, or by overnight courier, (ii) upon email transmission (provided that the sender of such email does not receive a written notification of delivery failure), or (iii) three (3) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), provided, that any notices or other communications to the Representative must be delivered solely by email, as follows:

If to the Rights Agent, to it at:

Broadridge Corporate Issuer Solutions, LLC
Attn: BCIS IWS 51 Mercedes Way
Edgewood, NY 11717
Email: legalnotices@Broadridge.com; BCISCAManagement@Broadridge.com

With a copy (which shall not constitute notice) to:

Broadridge Financial Solutions, Inc.
2 Gateway Center
Newark, New Jersey 07102
Attention: General Counsel.
Email: legalnotices@Broadridge.com

If to the Representative, to it at:

Fortis Advisors LLC
Attention:  Notices Department (Kezar Life Sciences)
Email: notices@fortisrep.com

If to the Buyer Entities:

Aurinia Pharma U.S., Inc.
77 Upper Rock Circle
Rockville, Maryland 20850
Attention: Kevin Tang; Stephen Robertson
Email:***

Any party may specify a different address by giving notice in accordance with this Section 6.1.

Section 6.2        Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

Section 6.3          The Buyer Entities may assign any or all of their rights, interests and obligations hereunder in their sole discretion and without the consent of any other party, (i) to any controlled Affiliate of Parent, but only for so long as it remains a controlled Affiliate of Parent, (ii) in compliance with Section 4.6(b), or (iii) otherwise with the prior written consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed), to any other Person (any permitted assignee under clauses (i), (ii), or (iii), an “Assignee”), in each case provided, that the Assignee agrees to assume and be bound by all of the terms of this Agreement, and except in the case of a Change of Control, each Assignee agrees to enter into a joinder agreement or other acknowledgement in form and substance reasonably satisfactory to the Acting Holders or the Representative, as instructed by the Advisory Group, to expressly agree to and assume and be bound by all of the terms and conditions of this Agreement. Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as the Buyer Entities pursuant to the prior two (2) sentences. In connection with any assignment to an Assignee described in clause (i) above in this Section 6.3 and clause (ii) above in this Section 6.3, the Buyer Entities shall agree to remain liable for the performance by each Assignee of all obligations of the Buyer Entities hereunder with such Assignee substituted for the Buyer Entities under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by each of the Buyer Entities’ successors and each Assignee. Subject to compliance with the requirements set forth in this Section 6.3 relating to assignments, this Agreement shall not restrict the Buyer Entities’, any Assignee’s or any of their respective successors’ ability to merge or consolidate with, or sell, issue or dispose of its stock or other equity interests or assets to, any other Person. Each of the Buyer Entities’ successors and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent (with a copy to the Acting Holders and the Representative), the due and punctual payment of the aggregate CVR Proceeds and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by the Buyer Entities. The Rights Agent may not assign this Agreement without the Acting Holders’ written consent, except to an affiliate of the Rights Agent in connection with a corporate restructuring or to a successor Rights Agent in accordance with the terms of this Agreement. Any attempted assignment of this Agreement or any such rights in violation of this Section 6.3 shall be void and of no effect.

Section 6.4       Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, the Representative, the Buyer Entities, the Buyer Entities’ successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted CVR Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted CVR Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary herein, the Representative shall not commence any legal proceeding under this Agreement on behalf of or to enforce the rights of the Holders except at the direction of and with the prior written consent of the Acting Holders. Except for the rights of the Rights Agent and the Representative set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Reasonable expenditures incurred by such Holders in connection with any enforcement action hereunder may be deducted from any damages or settlement obtained prior to the distribution of any remainder to Holders generally. Holders acting pursuant to this provision on behalf of all Holders shall have no liability to the other Holders for such actions. The Representative and all Holders (including the Acting Holders) must enforce any such legal or equitable rights, remedies or claims under this Agreement against the Buyer Entities and not against the Rights Agent.

Section 6.5           Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)         This Agreement, the CVRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b)         Each of the parties hereto (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if (but only if) such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware and any appellate court therefrom (collectively, the “Delaware Courts”); and (ii) consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 6.1. Each of the parties irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in the Delaware Courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (C) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (D) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts.

(c)       EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 6.5(C).

Section 6.6          Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

Section 6.7         Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

Section 6.8          Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by the Buyer Entities to the Rights Agent or the Representative), and no payments will be required to be made, upon the earliest to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register of all CVR Payment Amounts (if any) required to be paid under the terms of this Agreement, (b) the delivery of a written notice of termination duly executed by the Buyer Entities and the Acting Holders, or (c) subject to Section 4.4, the Expiration Date. For the avoidance of doubt and notwithstanding anything to the contrary, nothing herein shall terminate or otherwise negatively affect any of the rights or remedies of the Representative Group with respect to the Holders pursuant to this Agreement or otherwise.

Section 6.9         Entire Agreement. This Agreement, the Merger Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersede all prior agreements, written or oral, among the parties with respect hereto and thereto.

Section 6.10        Legal Holiday. In the event that the CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

Section 6.11        Obligations of Parent. Parent shall ensure that Merger Sub, and Merger Sub shall ensure that Parent, duly perform, satisfy and discharge each of the covenants, obligations and liabilities applicable to such party under this Agreement, and Parent shall be jointly and severally liable with Merger Sub for the performance and satisfaction of each of said covenants, obligations and liabilities.

Section 6.12        Ultimate Parent Guarantee. Ultimate Parent absolutely, unconditionally and irrevocably guarantees to the Holders and the Representative, as the primary obligor and not merely as surety, the due and punctual observance, payment, performance and discharge of all obligations of the Buyer Entities pursuant to this Agreement (the “Guaranteed CVR Obligations”). In furtherance of the foregoing, Ultimate Parent acknowledges that the Representative or the Acting Holders may, in their sole discretion, bring and prosecute a separate action or actions against Ultimate Parent for the full amount of the Guaranteed CVR Obligations, regardless of whether any action is brought against the Buyer Entities. Except for the defense of payment, to the fullest extent permitted by Law, Ultimate Parent hereby expressly and unconditionally waives any and all rights or defenses arising by reason of any Law, promptness, diligence, notice of the acceptance of this guaranty and of the Guaranteed CVR Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, and notice of the Guaranteed CVR Obligations incurred. Ultimate Parent shall not have any right of subrogation, reimbursement or indemnity whatsoever, nor any right of recourse to security for any of the agreements, covenants and obligations of the Buyer Entities under this Agreement. The obligations in this Section 6.12 shall automatically and immediately terminate (and Ultimate Parent shall have no further obligations hereunder) upon the earlier to occur of the payment in full of the aggregate CVR Proceeds payable pursuant to this Agreement and the valid termination of this Agreement in accordance with its terms. Ultimate Parent is a company duly incorporated, validly existing and in good standing under the laws of the Province of Alberta and has all necessary power and authority to deliver and perform its obligations under this Section 6.12. This Section 6.12 constitutes the legal, valid and binding obligation of Ultimate Parent, and, assuming due authorization, execution and delivery by the other parties hereto, is enforceable against it in accordance with its terms, subject to the Enforceability Exceptions (as defined in the Merger Agreement). The execution and delivery of this Agreement by Ultimate Parent for the purposes set forth herein will not cause a violation of any of the provisions of its organizational documents or any Law applicable to Ultimate Parent, except for such violations as would not reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Ultimate Parent to perform its obligations under this Section 6.12. No vote of Ultimate Parent’s shareholders is necessary to approve this Agreement or any of the transactions contemplated hereby.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

AURINIA PHARMACEUTICALS INC., as Ultimate Parent, solely for purposes of Section 6.12

By	/s/ Kevin Tang
Name	Kevin Tang
Title	Chief Executive Officer

AURINIA PHARMA U.S., INC., as Parent

By	/s/ Kevin Tang
Name	Kevin Tang
Title	Chief Executive Officer

AURINIA MERGER SUB, INC., as Merger Sub

By	/s/ Kevin Tang
Name	Kevin Tang
Title	Chief Executive Officer

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

Broadridge Corporate Issuer Solutions, LLC, solely in its capacity as Rights Agent

By	/s/ John P. Dunn
Name	John P. Dunn
Title	Senior Vice President

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

Fortis Advisors LLC, solely in its capacity as Representative

By	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director